

Mail Stop 4631

September 15, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Anthony J. Miceli
Chief Financial Officer
United Capital Corp.
9 Park Place
Great Neck, New York 11021

      RE: Form 10-K for the fiscal year ended December 31, 2008
               Form 10-Q for the period ended June 30, 2009
                   File No. 1-10104

Dear Mr. Miceli:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings related to legal matters, you may contact Jessica Kane, Staff Attorney, at (202) 551-3235 or Andrew Schoeffler, Staff Attorney, at (202) 551-3746. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters.

                                 Sincerely,

                                 Rufus Decker
                                 Accounting Branch Chief